4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

July 24, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:       ATI Modular Technology Corporation

Amendment No. 9 to Registration Statement on Form 10-12G

Filed June 20, 2017

File N. 000-55699

Amendment 1 to Form 10-K for Fiscal Year Ended December 31, 2016

Filed June 15, 2017

File No. 000-55699

Dear Mr. Ingram:

This letter is in response to the Commissions’ June 28, 2017 comment letter regarding Amendment No. 9 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

Amendment 9 to Registration Statement on Form 10-12G filed June 20, 2017

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 7

1.	We note your response to comment 2 of our letter dated April 28, 2017, and we reissue the comment in part. Please file the definite investment agreement with Jiangnan Industry Zone as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

Response: The Company will attach the definitive investment agreement with Jiangnan Industry Zone as an exhibit to our Form 10/A Amendment No. 10.

2.	Please disclose the lease term for the property that you will occupy under the Investment Agreement.

Response: The Company has not yet formalized a separate lease for the property we intend on occupying, however the definitive investment agreement states that the lease period will be for ten (10) years. The Company amend the disclosure as follows:

“Pursuant to the Investment Agreement, the lease term for the property the Company will utilize will be ten (10) years. The Company intends on entering into a formal lease agreement with Jiangnan, however said lease has not been finalized. The Company will finalize the separate lease agreement once it completes the foreign entity registration process.”

Sales and Support Services Agreement (Yilaime Corporation), page 8

3.	Please reconcile disclosure here that Yilaime has paid $117,247 towards its quarterly payments obligations with disclosure in Revenue on page 15 that Yilaime has paid $250,000 for services rendered and on page 17 that you recognized $500,000 in revenue from Yilaime for the six months ended December 31, 2016, or advise.

Response: The Company notes the Commission’s comment. By way of explanation, the Company received $123,247.30 in payments from Yilaime as of March 31, 2017. The $117,247 figure is incorrect. The Company will revise its disclosures to address this comment, as well as comment 5 below, which will update the figures to make them uniform.

Item 10. Recent Sales of Unregistered Securities, page 28

4.	We note your response to comment 5 of our letter dated April 28, 2017, and we reissue that comment in part. In particular, we note disclosure elsewhere that cash provided by financing activities in 2016 was $145,049 due to the issuance of common stock, that you received $22,500 from the issuance of common stock for the three months ended March 31, 2017 and that you issued 10,000,000 shares of restricted stock to the Perkins Trust pursuant to an employment agreement with Mr. Perkins entered into on July 1, 2016. Please update this section accordingly. See Item 701 of Regulation S-K.

Response: The Company notes the Commission’s comment. Comment 5 of the April 28, 2017 letter stated “Please update Recent Sales of Unregistered Securities and disclose the total number of common shares outstanding as the most recent practicable date. Refer to Item 701 of Regulation S-K.” The Company revised its disclosure based on the Commission’s comment. To address the Commission’s new comment, the Company will insert the following disclosure:

“Within the past three years, the Company issued a total of 111,157,621 shares of unregistered securities. In 2016, the Company had issued 100,000,000 shares to Joseph Arcaro (“Arcaro”) for services rendered in the amount of $100,000. ATI subsequently purchased these shares on June 2, 2016 in a private transaction without solicitation or through the use of a broker or intermediary. As a condition of closing the Stock Purchase Agreement with Arcaro, Arcaro facilitated the cancellation of 500,000 shares of the Company’s common stock previously issued in 2016 for rights under an oil lease. The Company has no further rights, title or interest in the oil lease.

In 2016, the Company issued 657,621 shares of common stock at the aggregate price of $.22 per share. Additionally, the Company issued 10,000,000 shares of common stock to the Perkins Trust as compensation for Alton Perkins, pursuant to his employment agreement. In the six months ending June 30, 2017, the Company issued 7,371 shares of common stock at the average price of $3.05 per share.

For all issuances, the Company relied on Section 4(2) of the Securities Act of 1933, as amended. We believe that Section 4(2) was available because neither of the issuances involved underwriters, underwriting discounts or commissions; restrictive legends had been placed on the certificates; no sales were made by general solicitation; and the issuances were made to an accredited investor in consideration of a release of a debt obligation. As of the most recent practicable date, there are 126,740,708 shares of common stock issued and outstanding.”

Note 7. Related Parties Transactions, page 43

5.	We note your response to comment 10 of our letter dated April 28, 2017. In accordance with the terms of your Sales and Support Services Agreement and as Yilaime’s customer, you will receive a $250,000 quarterly fee from Yilaime, your vendor, for granting them an exclusive and sole right to provide you marketing, sponsorship, partner, supplier, sales and support services to further develop your modular business services. When Yilaime provides you these services, you will be obligated to pay Yilaime 10% of the business they refer to you. Given that the $250,000 quarterly fee due from Yilaime is in exchange for granting them the exclusive and sole right to provide you with these services, we continue to believe that the quarterly fees from Yilaime, as your vendor, as presumed to be a reduction of the rate you will be charged by Yilaime (i.e., 10% of the business they refer to you) and therefore should be deferred and recognized as a reduction to the future costs of Yilaime’s services. See ASC 605-50-45 address exclusivity arrangements. Refer to ASC 605-5-55-23 through 55-25. Please revise your financial statements to account for the quarterly fees in accordance with ASC 605-50. Please address this comment as it relates to your Form 10-K/A filed on June 15, 2016 and your Form 10-Q for the quarter ended March 31, 2017. In addition, please file a Form 8-K, Item 4.02 Non-Reliance on Previously Issued Financial Statements of a Related Audit Report of Completed Interim Review.

Response: The Company notes the Commissions comment and has previously filed its Form 8-K regarding Item 4.02, as well as its Form 10-K/A and Form 10-Q/A for the first quarter of 2017. Additionally, the Company has amended and restated its financials to address the concerns identified by the Commission.

6.	Please disclose the terms of your receivables with ATI and Yilaime. Please also provide the following information for these accounts:
•	Disclose the specific aging for these customers. For example, you should categorize these receivables as outstanding for less than three months, from three to six months, from six months to one year, and update as necessary as time passes;
•	Disclose the specific reasons why the customer failed to pay their accounts when due and specifically describe any issues with the customer’s liquidity; and
•	Tell us how much has been collected subsequent to March 31, 2017 and your basis for determining that the remaining amounts are collectable.

Please address this comment as it relates to your Form 10-K/A filed on June 15, 2016 and your Form 10-Q for the quarter ended March 31, 2017.

Response: The Company notes the Commissions comment and will provide the following disclosure to address the Commission’s comment:

“The Company’s related-party revenue and accounts receivable is broken down as follows:

	Current	1 - 90	91 - 180	181 - 270	271 and over	Total
AmericaTowne	164,582.60	0	0	0	0	164,582.60
Yilaime Corporation	454,102.70	172,650	0	0	0	626,752.70
TOTAL	$618,685.30	$172,650	$0	$0	$0	$791,335.30

As of June 30, 2017, the total funds collected from AmericaTowne equaled $210,417.40, leaving $164,582.60 in account receivables. The total collected from Yilaime is $373,247.30, leaving a balance of $626,752.70. The Company believes that the remaining accounts receivable from its related parties will be collected. There is no indication that the related parties are not collectable and the Company has no knowledge regarding any liquidity issues or inability of the related parties to pay.”

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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